EXHIBIT 23.3
Consent of Independent Auditors
The Board of Directors, EndX Group Limited
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Mikohn Gaming Corporation filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated September 28, 2005, with respect to the consolidated balance sheet of EndX Group Limited as of September 30, 2004, and the related consolidated profit and loss account, consolidated cash flow statement, and reconciliation of movements in shareholders’ funds for the ten month and two day period ended September 30, 2004 which are included in the current report of Mikohn Gaming Corporation on Form 8-K dated September 28, 2005.
/s/ KPMG LLP
KPMG LLP
Manchester, England
November 3, 2005